CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm, Ashland Partners & Company LLP, in the Golub Group Equity Fund Prospectus dated May 30, 2012 in regard to our verification and performance examination services performed for The Golub Group, LLC’s compliance with the Global Investment Performance Standards (GIPS®).

Jessica Parker, CPA, CIPM

Partner

Ashland Partners & Company LLP

525 Bingham Knoll, Suite 200

Jacksonville, OR 97530

May 29, 2012